RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

1-800-862-7919

Death Benefit Option 3 Endorsement

This endorsement is made a part of the policy to which it is attached. It changes certain terms of the policy:

The provision titled Death Benefit Options in the DEATH BENEFITS section of the policy is hereby replaced with the following:

Death Benefit Options

The initial death benefit option is shown under Policy Data. While this policy is In Force, You may change the option as explained in the Policy Change section, or as limited by any attached riders or endorsements.

Option 1

The amount under this option will be the Specified Amount.

Option 2

The amount under this option will be the Specified Amount plus the policy value of this policy.

Option 3

The amount under this option will be the lesser of:

1.	(a) + (b) – (c) – (d)

where:

(a) the Specified Amount; plus

(b) the sum of all premium payments; minus

(c) any partial surrenders; minus

(d) any partial surrender fees.

or

2.	the Death Benefit Option 3 Limit shown under Policy Data.

The initial Specified Amount is shown under Policy Data. Such amount may be changed as explained in the Policy Change section.

The provision titled Changes to the Death Benefit Options in the POLICY CHANGE section of the policy is hereby replaced with the following:

Changes to the Death Benefit Option

Prior to the Insured’s Attained Insurance Age 120 Anniversary, You may change the death benefit option once per year by Written Request. The change in option will be effective on the Monthly Date on or next following the date We approve Your request.

If the death benefit option is 2, it may be changed to option 1. The new Specified Amount will be the option 2 death benefit as of the effective date of change.

If the death benefit option is 1, it may be changed to option 2. The new Specified Amount will be the option 1 death benefit minus the policy value as of the effective date of change.

If the death benefit option is 3, it may be changed to option 1. The new Specified Amount will be the option 3 death benefit as of the effective date of death benefit option change.

You may not change to death benefit option 3.

You may not change from death benefit option 3 to death benefit option 2.

The death benefit after a change may not be less than the minimum Specified Amount allowed as shown under Policy Data.

We reserve the right to decline to make any death benefit option change that We determine would cause this policy to fail to qualify as life insurance under applicable tax laws.

The provision titled Partial Surrender in the POLICY SURRENDER PROVISIONS section of the policy is hereby replaced with the following:

Partial Surrender

Subject to the rules below, You may partially surrender this policy by Written Request, or other requests acceptable to Us for an amount less than the Cash Surrender Value. A partial surrender fee will be applied as shown under Policy Data.

If death benefit option 1 is in effect, both the Specified Amount and the policy value will be reduced by the amount of the partial surrender and partial surrender fee. If either death benefit option 2 or death benefit option 3 is in effect, the policy value will be reduced by the amount of the partial surrender and partial surrender fee.

Various provisions of this policy may be affected by partial surrenders, including the no-lapse guarantee as described in the Premium section.

RiverSource Life Insurance Company

Secretary